April 4, 2011

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mark P. Shuman
Evan Jacobson
Kathleen Collins
Melissa Feider

Re:	LinkedIn Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed March 11, 2011
File No. 333-171903

Ladies and Gentlemen:

On behalf of LinkedIn Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 25, 2011, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-171903) filed with the Commission on March 11, 2011(“Amendment No. 1”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 2 (against Amendment No. 1). Amendment No. 2, as filed via EDGAR, is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2, as applicable.

General

Outside Front Cover Page of Prospectus

1.	We note your responses to prior comments 4 and 9. Please revise the outside front cover page of the prospectus and the last bullet point on page 6 to quantify the percentage of voting power after the offering that will be held, respectively, by holders of Class B shares, and Mr. Hoffman.

In response to the Staff’s comment, we have revised the outside front cover page of the prospectus and the last bullet point on page 6 of Amendment No. 2 to quantify the percentage of voting power after the offering that will be held, respectively, by holders of Class B shares and Mr. Hoffman.

Securities and Exchange Commission

April 4, 2011

Risk Factors, page 13

“As a result of becoming a public company, we will be obligated to develop ...,” page 31

2.	We reissue prior comment 17 in part; tell us when you identified the material weakness and describe the steps taken to remediate the weakness. Additionally, please revise to disclose the nature of your significant deficiencies and your remediation plan for them.

We respectfully submit to the Staff that, as indicated on page 31 of Amendment No. 2, the Company first identified the material weakness in 2008. The material weakness was subsequently remediated in 2009 as the Company implemented the following changes to its financial statement closing and review process that were designed to identify these potential misstatements during the close and review process for the period in question:

•	hired experienced personnel in the tax area and expanded internal and external technical resources in the accounting function;

•	designed and implemented controls over the review and approval of journal entries to ensure the completeness, accuracy and validity of the entries recorded; and

•	increased the level of review and discussion of significant accounting matters and supporting documentation with senior management.

In response to the Staff’s comment, we have revised the disclosure on page 31 of Amendment No. 2 to disclose the nature of the Company’s remaining significant deficiencies and its remediation plan for them.

Critical Accounting Policies and Estimates, page 59

Stock-Based Compensation, page 62

3.	We note from your disclosure in Note 16 that you granted two million stock options in February 2011. Please update your critical accounting policy disclosure to include the valuation of this option grant and any grants subsequent to this issuance.

In response to the Staff’s comment, we have revised the disclosure on pages 63 and 66 of Amendment No. 2 to disclose the valuation of stock options granted in February 2011. As of the date of this letter, no additional option grants have been made subsequent to these option grants in February 2011.

Securities and Exchange Commission

April 4, 2011

Executive Compensation, page 94

Compensation Discussion and Analysis, page 94

Executive Compensation Components, page 96

Cash Bonuses, page 97

4.	Please revise this section to include disclosure consistent with your response to prior comment 26.

In response to the Staff’s comment, we have revised the disclosure on page 97 of Amendment No. 2 to include disclosure consistent with our response to prior comment 26.

5.	We note your response to prior comment 28. Please revise this section to provide a more detailed explanation of how your CEO’s determination that each named executive officer other than himself “performed well in his or her areas of responsibility,” impacted the actual amount awarded to each named executive officer under the individual performance aspect of the cash bonuses program. Provide similar disclosure for Mr. Weiner with respect to your board of director’s determination that your outstanding performance was attributable, in part, to his leadership. See Item 402(b) of Regulation S-K. For example, disclose the percentage of the individual performance metric actually achieved by each named executive officer.

In response to the Staff’s comment, we have revised the disclosure on pages 97 and 99 of Amendment No. 2 to provide a more detailed explanation of how our CEO’s determinations regarding the performance of each named executive officer other than himself affected the actual amount awarded to each named executive officer under the individual performance aspect of the cash bonus program. We have also modified the disclosure regarding the effect of the Compensation Committee’s evaluation of Mr. Weiner’s performance on the actual amount awarded to him under the individual performance aspect of the cash bonus program.

Certain Relationships and Related Person Transactions, page 110

Membership Units Purchase Agreement, page 110

6.	We note your response to prior comment 29. Please revise to disclose the members of your management/board of directors that negotiated and approved the terms of the membership units purchase agreement. In addition, disclose why you used a ten percent interest rate. See Item 404(a)(6) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 112 of Amendment No. 2 to disclose the members of the Company’s board of directors who negotiated and approved the terms of the membership units purchase agreement. Furthermore, we respectfully advise the Staff that the ten percent interest rate was determined as part of overall negotiation of the terms and conditions of the agreement, taking into account a reasonable cost of capital and the desire to have an easily calculable fixed rate.

Securities and Exchange Commission

April 4, 2011

Principal and Selling Stockholders, page 114

7.	We note your response to prior comment 32. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and investment power, not economic interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). To the extent that you choose to retain the disclaimers of beneficial ownership, please: (i) provide us with a detailed legal analysis supporting your belief that you can disclaim beneficial ownership except to the extent of pecuniary interest, and (ii) revise to disclose who has voting and/or investment power over the disclaimed interest.

In response to the Staff’s comment, we have revised the disclosure on pages 116 and 117 of Amendment No. 2 to remove the disclaimers of beneficial ownership.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

8.	We note your response to prior comment 37. Please explain to us and revise to disclose the cost per advertisement model in further detail. In this regard, please explain the pattern of revenue recognition for advertisement displays under this model. Supplementally, tell us why you believe this method is the most appropriate to reflect the economics of your contracts and your pattern of performance.

We respectfully advise the Staff that the cost per advertisement model means that advertisers pay the Company based on the number of times their ads appear on the Company’s website, as specified by the advertiser in the insertion order (advertising contract). Revenue is recognized as the online advertisements are displayed on pages viewed by users, the timing of which is specified by the advertiser in the insertion order but is generally distributed ratably over the term of the advertising contract. We supplementally advise the Staff that the cost per advertisement model is the most appropriate method because the services have been provided, the fees we charge are fixed or determinable, we and our advertisers understand the specific nature and terms of the advertising contracts, and collectability is reasonably assured. We have revised the disclosure on page F-11 of Amendment No. 2 to explain the cost per advertisement model in further detail.

Item 15. Recent Sales of Unregistered Securities, page II-1

9.	Please update this section to provide disclosure pursuant to Item 701 of Regulation S-K for the stock option grants for the purchase of 1,951,880 shares of common stock approved by your Board of Directors in February 2011.

Securities and Exchange Commission

April 4, 2011

In response to the Staff’s comment, we have revised the disclosure on page II-2 of Amendment No. 2 to provide disclosure pursuant to Item 701 of Regulation S-K for the stock option grants for the purchase of 1,951,880 shares of common stock approved by the Company’s board of directors in February 2011.

Exhibit Index

10.	We note your response to prior comment 44. Please tell us if there are any other documents related to the issuance of the preferred shares and whether you plan to file them as exhibits to the registration statement. See Items 601(b)(4) and 601(b)(10) of Regulation S-K.

We supplementally advise the Staff that, in 2008, in connection with the issuance of the Company’s Series D preferred stock, the Company entered into a stock purchase agreement, an investors’ rights agreement, a voting agreement, a right of first refusal and co-sale agreement and a contingent repurchase right agreement with the purchasers of the Company’s Series D preferred stock (collectively, the “Series D Documents”). Pursuant to Item 601of Regulation S-K, the Company filed the investors’ rights agreement as Exhibit 4.3 to the Registration Statement due to the fact that the Company will continue to have obligations under that agreement following the proposed offering.

We respectfully submit to the Staff that we do not believe that Item 601 requires the filing of the Series D Documents, other than the investors’ rights agreement, as exhibits to the Registration Statement. Item 601(b)(4) of Regulation S-K requires the filing of all “instruments defining the rights of holders of the equity or debt securities being registered,” and 601(b)(10) of Regulation S-K requires the filing of material contracts that are “to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.” Neither the Company nor the purchasers of the Series D preferred stock have any further obligations under the stock purchase agreement, nor does the stock purchase agreement define the rights of the Class A common stock being registered pursuant to the Registration Statement. Further, the stock purchase agreement was entered into more than two years before the filing of the Registration Statement. The voting agreement and the right of first refusal and co-sale agreement terminate upon consummation of the proposed offering and both agreements were entered into more than two years before the filing of the Registration Statement. Furthermore, the Company currently anticipates that it will not have any obligations under the contingent repurchase right agreement as a result of the offering. Hence, since all of these agreements were entered into more than two years prior to filing and none (except for the investors’ rights agreement) define rights of the Company’s Class A common stock or are required to be performed at or after filing, we have not filed any of these agreements (except the investors’ rights agreement). However, to the extent that circumstances change, the Company will file the contingent repurchase right agreement in accordance with Item 601 of Regulation S-K. On these bases, we do not believe that the stock purchase agreement, the voting agreement, the right of first refusal and co-sale agreement or the contingent repurchase right agreement need be filed as exhibits to the Registration Statement.

* * * * *

Securities and Exchange Commission

April 4, 2011

Please direct your questions or comments regarding the Company’s responses or Amendment No. 2 to Katharine A. Martin, Jon C. Avina or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey D. Saper

Jeffrey D. Saper

Enclosures

cc (w/encl.):	Jeffrey Weiner
Erika Rottenberg, Esq.
LinkedIn Corporation

Katharine A. Martin, Esq.
Jon C. Avina, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Eric C. Jensen, Esq.
John T. McKenna, Esq.
David Peinsipp, Esq.
Cooley LLP

Timothy de Kay
Deloitte & Touche LLP